June 28, 2012

Martin James, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NxStage Medical, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 29, 2012
File No. 000-51567

Dear Mr. James:

This letter is submitted in response to your letter dated May 31, 2012, to Mr. Robert S. Brown, Senior Vice President and Chief Financial Officer NxStage Medical, Inc. (the “Company”, “we”, “our” or “us”).

For convenience of reference, the comments contained in the letter dated May 31, 2012, are reprinted below in italics followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2011

Item 8. Financial Statements

Consolidated Statements of Operations, page 80

1.	Please tell us how you considered Rule 5-03(1) of Regulation S-X with respect to separately stating revenues earned from the sale of your product from the revenues earned from the rental of your product.

Revenues earned from the rental of our products for each of the years ended December 31, 2011, 2010 and 2009 represented less than ten percent of total consolidated revenues. In the event these revenues exceed ten percent of total consolidated revenues in the future, we will separately state these revenues as required by Rule 5-03(1) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, Property and Equipment and Field Equipment, page 86

2.	You disclose on page 64 that you changed the useful life of certain assets from five to seven years. Please tell us in more detail the nature of these assets and how you made the determination of their expected useful lives under ASC 360-10-35-3 through 35-4. Quantify

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the impact of the change in estimate and your consideration of the disclosures related to changes in estimates in ASC 250-10-50.

Our field equipment is comprised of our NxStage System One equipment and certain ancillary products used in the operation of the equipment. Our field equipment assets are manufactured, owned and maintained by us, and used by patients to perform life sustaining dialysis therapy. More specifically, the significant majority of our field equipment is comprised of the following items:

•

System One Cycler. A compact portable electromechanical device containing pumps, control mechanisms, safety sensors and remote data capture functionality used to perform dialysis treatment for patients suffering from end stage renal disease, or ESRD.

•

PureFlow SL. A compact electromechanical device that allows for the preparation of dialysate fluid in the patient’s home using dialysate concentrate solution and ordinary tap water thereby reducing the need for bagged fluid.

In determining the expected useful lives of our field equipment assets we follow the guidance in ASC 360-10-35-3 through 35-4, and pursuant to that guidance spread the cost of our field equipment assets as equitably as possible over the periods during which services are expected to be obtained from the use of those assets. Our initial assessment of the expected useful life of our field equipment assets of five years was established at the time of FDA approval and the initial commercial launch of the respective product. FDA clearance for the System One for hemodialysis, hemofiltration and ultrafiltration was obtained in 2003 and FDA clearance for the PureFlow SL was obtained in 2006. Due to limited history at that time, the expected useful life was based on engineering estimates and industry practice, including typical amortization periods used for like-kind equipment.

We have evaluated and will continue to evaluate the expected useful life of our field equipment assets. On a quarterly basis, we evaluate both quantitative and qualitative factors that will impact the expected useful life of our field equipment assets, including expected future design improvements, equipment age and actual equipment disposals.

Specifically, for our analysis of equipment age, we monitor the percentage of equipment still being utilized that has reached or exceeded the current expected useful life as an objective measure. When this percentage becomes a meaningful portion of the entire population of equipment, it is a strong indicator to us that the useful life of our assets may be longer than originally estimated and, therefore, the costs of these assets should be recognized in earnings over a longer period that more closely matches the period over which services are obtained from the use of these assets.

Additionally, for our analysis of actual equipment disposals, we monitor the disposal rate of equipment that has reached or exceeded the current expected useful life. If substantially all of

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the equipment that has reached or exceeded the current expected useful life has not been disposed and is still being utilized, it is a strong indicator to us that the useful life of our assets may be longer than originally estimated.

During the fourth quarter of 2010, based on our evaluation of both quantitative and qualitative factors, most notably, equipment age and actual equipment disposals, it became evident that the useful life of the System One Cycler field equipment assets was longer than five years and, therefore, in order to ensure the costs of these assets was spread as equitably as possible over the period during which services are obtained from those assets, we determined the useful life of these assets should be changed.

Subsequently, during the fourth quarter of 2011, based on consistently applied quantitative and qualitative factors, most notably, equipment age and actual equipment disposals, it became evident that the useful life of the PureFlow SL field equipment assets was longer than five years and, therefore, in order to ensure the costs of these assets was spread as equitably as possible over the period during which services are obtained from these assets, we determined the useful life of these assets should be changed.

In both instances the expected useful life of the field equipment assets was changed from five to seven years. The determination of seven years was based on several factors, most notably, industry practice, including typical amortization periods used for like-kind equipment and the term of our obligation to provide service on System One equipment sold to certain of our customers in the home market; we also considered the potential impact of the introduction of next generation products and concluded that a period longer than seven years would not be prudent.

The change in the expected useful life of our System One Cyclers during the fourth quarter of 2010 resulted in a reduction in costs of revenues of $0.4 million during 2010. The change in the expected useful life of our PureFlow SL resulted in a reduction in costs of revenues of $0.5 million during 2011. Such amounts were not material to the financial statements in the period of change and the impact of the change was determined to not have a material impact on future periods.

We considered the guidance in ASC 250-10-50 to determine the nature and extent of the disclosure around this change in estimate in our Form 10-K. Pursuant to the guidance in ASC 250-10-50-4, we considered the impact of the change in estimate and determined it was not material to the current period or to future periods’ loss from operations, net loss or gross profit and any related per-share amounts. Therefore, specific disclosures regarding the impact of the change in estimate were determined to not be required.

Note 4. Property and Equipment, Field Equipment and Deferred Cost of Revenues, page 90

NxStage Medical, Inc. ¡ 439 South Union Street, 5th Floor ¡ Lawrence, MA 01843 USA

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3.	Please tell us the significant terms of the Dialyzer Production Agreement. Explain how you considered those terms in determining how to account for the agreement, including how you will amortize and classify the amortization of the asset and liability related to the construction of a new manufacturing facility in Germany. Provide a sufficiently detailed explanation that cites the accounting literature applied and explains how you applied that literature to your facts and circumstances. Provide us with your estimate of the total costs for the facility as a basis for understanding the significance of the project.

The Dialyzer Production Agreement, or Production Agreement, was entered into in May 2009 with Asahi Kasei Kurary Medical Co., Ltd, or Asahi, a Japanese company and was entered into as part of a series of agreements negotiated with Asahi at that time. The purpose of the Production Agreement was to form a strategic alliance whereby we would combine manufacturing volumes with Asahi using our manufacturing processes to lower the cost of dialyzers for both parties.

The Production Agreement includes two phases, an initial phase where we would manufacture dialyzers for Asahi in our existing plant in Germany (phase one) and a second phase where Asahi had the option to require us to manufacture dialyzers in a new facility that would have greater capacity than our existing plant in Germany (phase two). At the time the agreements were entered into, the second phase of the Production Agreement was determined to be a substantive option and, therefore, was not accounted for as part of the initial multiple-element arrangement.

During late 2010, Asahi exercised its option to construct the new facility. Again, because this was determined to be a substantive option at the onset of the overall arrangement, the exercise of the option for the second phase of the Production Agreement was treated as a separate arrangement from the 2009 arrangement entered into with Asahi. Pursuant to the Production Agreement and per the project plan developed by us and Asahi, the estimated total cost of the construction of the new facility is approximately €16 million ($20.7 million as of December 31, 2011) which includes land, building and manufacturing equipment.

In summary, the key terms of the Production Agreement are as follows:

Phase One:

•

We agreed to manufacture dialyzers for Asahi in our existing plant in Germany at cost including material, labor and overhead, plus applicable statutory value added or turnover tax established or required by law.

•	Asahi has the right to sell the dialyzers exclusively in Asia and non-exclusively in the rest of world excluding North America; we retain all rights for the same dialyzers in North America.

Phase Two:

NxStage Medical, Inc. ¡ 439 South Union Street, 5th Floor ¡ Lawrence, MA 01843 USA

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•

When, and if, Asahi desires additional dialyzers from NxStage, Asahi shall fund the construction of a new facility (including land, building and equipment) that Asahi would own and that would provide both parties with additional dialyzer production capacity.

•	We will oversee the construction of the new facility and will be responsible for costs above the original budget.

•

Under certain circumstances both during and after the construction phase, Asahi may require that we purchase the facility, and under certain circumstances both during and after the construction phase, we have the option to purchase the facility, in either event, the purchase price would be equal to the net book value of the facility as calculated in accordance with U. S. GAAP at the time of purchase.

•

We would operate the new facility during the initial term of the agreement (twelve years from the execution of the Production Agreement, which is through June 2021) and, thereafter, unless either party provides notice of its intent not to renew, and we would be able to use up to fifty percent of the facility’s annual capacity to manufacture dialyzers for our own use with the remaining capacity used to manufacture dialyzers for Asahi.

•

We would be required to pay Asahi a fixed amount per dialyzer manufactured for our own use in the new facility, with such payments capped at fifty percent of the cost of the new facility paid by Asahi.

•

For each dialyzer manufactured by us for Asahi, they would pay us cost including material, labor and overhead (but excluding depreciation on the new facility), plus applicable statutory value added or turnover tax established or required by law.

Upon Asahi’s election to exercise their option for the second phase, we considered all of the terms of the second phase of the Production Agreement and the relevant accounting literature to determine the appropriate accounting for the arrangement. Specifically, we considered the lease guidance of ASC 840 and the multiple-element arrangement guidance of ASC 605, as discussed further below. We view the second phase of the Production Agreement as having two significant elements for which the amounts specified in the Production Agreement do not represent fair value: 1) Asahi providing financing to us to construct a manufacturing facility (a financing element); and 2) our sale of dialyzers manufactured at the facility to Asahi (a product sale element).

In making this determination, we considered the SEC Staff Speech at the 2006 AICPA National Conference on SEC and PCAOB Developments given by Joseph D. McGrath, or the Speech, which provides considerations for evaluating multiple elements in arrangements outside the area of revenue recognition. The Speech indicates that the accounting for each transaction is dependent on the facts and circumstances, but in evaluating the accounting for arrangements

NxStage Medical, Inc. ¡ 439 South Union Street, 5th Floor ¡ Lawrence, MA 01843 USA

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with multiple elements companies should consider the following: i) whether the elements have independent economic value or substance; ii) whether any of the elements separately would meet the definition of an asset or liability; iii) whether there are instances where similar elements would be purchased or sold on an individual basis and; iv) whether the company has a reasonable basis to make an allocation among the elements.

Consistent with this guidance, we believe that the financing element and the product sale element both have independent economic value and substance, and both would meet the definition of a liability. Further, we believe that we have a reasonable basis to make an allocation among the elements at their relative fair value.

Lessee involvement in asset construction

As described below we have determined that the second phase of the Production Agreement contains a lease of the new facility and, through our involvement in the construction of the new facility, we (the lessee) have substantially all of the construction period risk. As such, we are considered the owner of the facility during the construction period and a sale and leaseback of the new facility will occur when construction is complete.

Pursuant to the terms of the second phase of the Production Agreement we will operate the new facility to manufacture dialyzers for sale to Asahi and manufacture dialyzers for our own use during the initial term of the agreement (twelve years from the execution of the Production Agreement, which is through June 2021) and thereafter, unless either party provides notice of its intent not to renew. Consequently, the Production Agreement conveys to us the right to use property, plant and equipment and is therefore a lease and subject to the guidance in ASC 840. More specifically, pursuant to the Production Agreement, we have the right to operate the new facility while obtaining more than a minor amount of the output of the new facility.

Pursuant to section 4.2 of the Production Agreement, we are required to oversee the construction of the new facility and pursuant to section 4.2.1 “the new facility will be the exclusive property of Asahi, and under the management and exclusive control of NxStage, subject to the obligations of the parties under this agreement and otherwise.” Further, pursuant to section 7.2 of the Production Agreement, dialyzers sold to Asahi under the Production Agreement will be manufactured by us in accordance with our quality control methods and standards. We are able to manufacture dialyzers in the new facility for our own use for up to fifty percent of the annual capacity of the new facility which constitutes more than a minor amount of the output of the facility. Therefore, we believe the agreement meets the definition of a lease pursuant to ASC 840-10-15-6 (a).

NxStage Medical, Inc. ¡ 439 South Union Street, 5th Floor ¡ Lawrence, MA 01843 USA

tel: (978) 687-4700 ¡ fax: (978) 687-4800 ¡ www.nxstage.com

ASC 840-40-15-5 indicates the lessee is the owner of the asset during construction if the lessee has substantially all of the construction period risk and it refers to ASC 840-40-55-2, which indicates that a lessee has substantially all of the construction period risk if, at any time during the construction period, the maximum guarantee is greater than ninety percent of the total construction period costs. ASC 840-40-55-10 goes further and indicates that if a lessee is required, under any circumstances to pay ninety percent or more of the total construction period costs as of any point during the construction period then the lessee has substantially all the construction period risk and is considered the owner of the asset during construction.

The Production Agreement requires us to pay Asahi, at their option, for all amounts expended for construction of the new facility if the Production Agreement is terminated during the construction period (i) due to our uncured material breach of the agreement, (ii) due to our bankruptcy, (iii) by us with 24 months notice in the event Asahi undergoes a change of control and the surviving entity is our competitor, or (iv) because the agreement expired and we provided 24 months notice to Asahi of our intent not to renew the agreement. Additionally, under the Production Agreement we are responsible for supervising construction of the new facility and are responsible for costs above the original budget. We believe that both of these provisions result in our maximum guarantee being in excess of ninety percent of the total construction period costs. As a result of these provisions, we have determined that we have substantially all of the construction period risk and, therefore, should be considered the owner of the new facility during the construction period. Consequently, during the construction period we are required to record an asset in construction-in-process for the costs of construction of the new facility with a corresponding liability for the amount of the project funded by Asahi.

Pursuant to ASC 840-40-05-5, if we determine that we have substantially all the construction period risk, which we have determined we do, then a sale-leaseback transaction is deemed to have occurred after construction is complete. Per ASC 840-40-15-5 “effectively a sale and leaseback of the asset occurs when construction of the asset is complete.”

For the purposes of applying the guidance in ASC 840-40, we concluded the manufacturing equipment, which is included in the estimated cost of the new facility, will meet the definition of integral equipment under ASC 360-20-15-7 as the manufacturing equipment cannot be removed and used separately without incurring significant cost. Therefore, pursuant to ASC 840-10-25-46, the building along with the manufacturing equipment should be evaluated together, as real estate, for the purposes of applying ASC 840-40.

As noted in ASC 840-40-25-11, certain forms of continuing involvement by the lessee preclude sale-leaseback accounting. ASC 840-40-25-13 describes forms of continuing involvement which, regardless of whether they are only present in the event of a contingency, prohibit sales recognition (sale-leaseback accounting) and instead require accounting under the deposit or financing method.

NxStage Medical, Inc. ¡ 439 South Union Street, 5th Floor ¡ Lawrence, MA 01843 USA

tel: (978) 687-4700 ¡ fax: (978) 687-4800 ¡ www.nxstage.com

We have concluded that our arrangement with Asahi includes continuing involvement other than a normal leaseback. Specifically, the provisions of the Production Agreement that allow Asahi, at their option, to require us to repurchase the new facility from them under certain circumstances due to our default or our notice of intent not to renew the agreement and the provision that allows us, at our option, to purchase the new facility from Asahi under certain instances due to Asahi’s default and due to Asahi’s notice of intent not to renew the agreement, represent a form of continuing involvement as outlined in ASC 840-40-25-13 that precludes sale-leaseback accounting. Therefore, subsequent to completion of construction we must use the deposit or financing method to account for the arrangement, and will continue to carry the leased asset on our balance sheet with a corresponding financing liability. We have determined the financing method is appropriate.

Under the financing method, the asset subject to the sale-leaseback remains on the balance sheet of the seller-lessee and continues to be depreciated. Sales proceeds (consideration) are recorded as a liability.

In a typical financing arrangement, the liability would be reduced by the financing payments less the portion considered to be interest. However, in our situation the financing payments are a fixed amount per dialyzer built for our use, capped at fifty percent of the cost of the new facility paid by Asahi. Essentially, we are reimbursing Asahi for half of the cost of the new facility while we are occupying, operating and utilizing the entire facility to produce dialyzers for both us and Asahi. Given the financing payments are capped at fifty percent of cost paid by Asahi, they exclude the cost of half the facility and any interest component.

Multiple-element guidance

Given the Production Agreement contains multiple elements in the same transaction (that is, both a financing and a production agreement), we considered how the liability related to the cost of the new facility should be allocated to those different elements. ASC 605-25 addresses the accounting by a vendor for arrangements that include multiple elements, including how to allocate arrangement consideration. ASC 605-25 generally requires the use of a relative selling price approach to allocate arrangement consideration, except in those circumstances where there are elements to the transaction that are required to be initially recorded at fair value under other ASC literature. Financing obligations recognized under failed sale-leasebacks are not initially measured at fair value, and therefore in this circumstance we will use a relative selling price approach to allocate the arrangement consideration (the total liability related to the construction of the new facility) between the financing obligation component, related to the financing element, and a deferred revenue component, related to the product sales element. The financing obligation represents the portion of the construction funding we will be obligated to reimburse Asahi for

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through payments under the agreement. The deferred revenue represents additional consideration for the dialyzers produced by us in the new facility for sale to Asahi, as the price they will pay us for those dialyzers is less than fair value.

Valuation of and accounting for elements in the arrangement

With respect to the accounting after completion of construction of the new facility (i.e. – when the sale and leaseback occurs), we considered the guidance in ASC 820 to determine the fair value of the financing obligation. Consistent with the guidance, we will compute the fair value of the financing obligation based on the present value of the financing payments due plus the residual value guarantee. The key assumptions we will use to determine the fair value of this liability included a borrowing rate of 7%, a fixed amount per dialyzer payment totaling fifty percent of the cost of the new facility paid by Asahi, and an estimated $6.6 million residual value of the new facility assets at the end of the lease term. Based on these assumptions, we estimate the fair value of the financing obligation is approximately $10.7 million. The residual value guarantee is equal to the net book value of the new facility at the end of the lease term given our obligation, upon our breach or our termination of the agreement, to purchase the new facility from Asahi by paying one hundred percent of the then net book value of the new facility as calculated in accordance with U.S. GAAP.

We next considered the guidance of ASC 605-25 to determine the fair value of the deferred revenue, based on management’s best estimate of the selling price for that element. We will value the deferred revenue using a cost plus model. Of the total estimated number of dialyzers produced during the term of the Production Agreement, we estimate that approximately sixty percent of the units will be manufactured and sold to Asahi. Therefore, approximately sixty percent of the depreciation expense we will recognize during the term of the new facility relates to units produced for Asahi. Applying a margin that would be expected in an arm’s length transaction as a contract manufacturer to this expense would result in a value of approximately $9.9 million for the deferred revenue.

Consistent with the guidance of ASC 605-25, we will apply the relative selling price approach to allocate the total arrangement consideration between the two elements which, based on the assumptions above, results in a financing obligation of approximately $11.1 million and deferred revenue of approximately $10.3 million.

Consistent with the guidance in ASC 470, the financing obligation will be increased by interest expense and decreased by financing payments made to Asahi over the term of the arrangement. Consistent with ASC 605, we expect to recognize the deferred revenue into revenues during the term of the second phase of the Production Agreement on a straight-line basis, which we expect to approximate the pattern over which we will deliver dialyzers to Asahi during the second phase of the Production Agreement.

As the arrangement will be accounted for as a financing consistent with the guidance in ASC 840-40-55-63, upon the completion of construction, the new facility will remain on our books. The assets will be depreciated consistent with ASC 360-10-35-4 over an expected useful life

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such that the costs are spread in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the facility in a systematic and rational manner.

Given the new facility asset is a manufacturing facility, the depreciation expense will be included in inventory costs and subsequently recognized in cost of revenues in the same period as the related revenues.

Note 4. Property and Equipment, Field Equipment and Deferred Cost of Revenues, page 90

4.	In your response, please explain how Asahi is reimbursed under the terms of the agreement for the costs of the construction. For example, explain whether you are required to pay rent. Please also include a discussion of the conditions under which you would be required to either pay Asahi for all amounts expended for the new facility or purchase the new facility from them. Explain why the purchase price is based upon net book value.

The Production Agreement does not require us to pay rent explicitly; however, the Production Agreement does require us to pay Asahi a fixed amount for every dialyzer made for our own use in the new facility up to fifty percent of the cost of the new facility paid by Asahi. Asahi is not reimbursed for any dialyzers produced by us for Asahi.

If the agreement is terminated during the construction period (i) due to our uncured material breach of the agreement, (ii) due to our bankruptcy, (iii) by us with twenty-four months notice in the event Asahi undergoes a change of control and the surviving entity is our competitor, or (iv) because the agreement expired and we provided twenty-four months notice to Asahi of our intent not to renew the agreement, then Asahi has the option to require us to pay back to Asahi all amounts expended by Asahi for construction of the new facility. In such event, we would own any assets purchased with the amounts repaid.

If the agreement is terminated subsequent to completion of construction (i) due to our uncured material breach of the agreement, (ii) due to our bankruptcy, (iii) by us with twenty-four months notice in the event Asahi undergoes a change of control and the surviving entity is our competitor, or (iv) because the agreement expired and we provided twenty-four months notice to Asahi of our intent not to renew the agreement, then Asahi has the option to require us to purchase the new facility from Asahi by paying Asahi one hundred percent of the then net book value of the new facility, as calculated in accordance with U.S. GAAP at the time of such termination or expiration. In such event, we would own the new facility (including all assets therein).

The spirit of the arrangement is that both parties, us and Asahi, mutually benefit, through a cost sharing arrangement, and as such, if the agreement is terminated as described in more detail

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above, requires or allows us to purchase the new facility by paying one hundred percent of the then net book value as calculated in accordance with U.S. GAAP.

Note 9. Business Segment and Geographic Information, page 93

5.	Please tell us whether you include depreciation and amortization expense in the measure of your segment profit or loss and how you considered ASC 280-10-50-22 in determining whether to disclose depreciation and amortization expense for each reportable segment.

The profitability measure employed by us and our chief operating decision maker for making decisions about allocating resources to segments and assessing segment performance is segment profit (loss). Segment profit (loss) consists of revenues, less cost of revenues, selling and marketing and distribution expense. Research and development expenses and general and administrative expenses are excluded from segment profit (loss). Depreciation and amortization expense included in cost of revenues, selling and marketing and distribution expense is therefore included in our measure of segment profit or loss. Depreciation and amortization expense included in research and development expenses and general and administrative expenses are excluded from our measure of segment profit or loss. Specifically, depreciation expense for field equipment and amortization expense of direct costs related to deferred equipment revenues, amounts which are disclosed in footnote four to our consolidated financial statements for the year ended December 31, 2011, are included in the measure of System One segment profit (loss). Additionally, depreciation expense for property and equipment included in cost of revenues and selling and marketing and distribution expense are included in the measure of System One and In-center segment profit (loss). Depreciation expense for property and equipment included in research and development expenses and general and administrative expenses and amortization expense for intangible assets is excluded from the measure of segment profit (loss). Depreciation expense for property and equipment amounts are disclosed in total in footnote four to our consolidated financial statements for the year ended December 31, 2011. Given these amounts are disclosed elsewhere in the notes to our consolidated financial statements, we have not historically disclosed depreciation and amortization expense for each reportable segment.

Given the Staff’s comment we have given further consideration to the guidance within ASC 280-10-50-22, and will include this information in our segment disclosure in future filings.

Note 9. Business Segment and Geographic Information, page 93

6.	Please tell us why you have not separately reported revenues from external customers attributed to the U.S. and foreign countries under ASC 280-10-50-41.

None of our revenues originate from entities located outside the United States (our country of domicile). Further, revenues attributable to customers domiciled in a single foreign country as well as all foreign countries in aggregate was less than ten percent of total consolidated revenues for each of the periods ended December 31, 2011, 2010 and 2009.

NxStage Medical, Inc. ¡ 439 South Union Street, 5th Floor ¡ Lawrence, MA 01843 USA

tel: (978) 687-4700 ¡ fax: (978) 687-4800 ¡ www.nxstage.com

We consider revenues of ten percent or more attributable to any individual country or aggregated geographic region to be material. In this regard, we note that several Commission regulations and accounting pronouncements reference ten percent of revenue as a disclosure threshold. Given these factors, we have not historically separately disclosed revenues from external customers attributed to the United States and foreign countries.

NxStage Medical, Inc. ¡ 439 South Union Street, 5th Floor ¡ Lawrence, MA 01843 USA

tel: (978) 687-4700 ¡ fax: (978) 687-4800 ¡ www.nxstage.com

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (978) 687-4703.

Very truly yours,

/s/ Robert S. Brown

Robert S. Brown

Senior Vice President and Chief Financial Officer

cc:	Jeffrey H. Burbank, Chief Executive Officer
Winifred L. Swan, Senior Vice President and General Counsel
Kevin Casey, CPA, Ernst & Young LLP

NxStage Medical, Inc. ¡ 439 South Union Street, 5th Floor ¡ Lawrence, MA 01843 USA

tel: (978) 687-4700 ¡ fax: (978) 687-4800 ¡ www.nxstage.com